SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

SiVault Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829896109 (CUSIP Number)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Viaquo Corporation Tax ID Number: 77-0516314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,050,000 shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 3,050,000 shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.9%
12	TYPE OF REPORTING PERSON* CO

EXPLANATORY NOTE

Viaquo Corporation (the “Reporting Person” or “Viaquo”) was recently advised of its reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Securities and Exchange Commission was not willful or deliberate, but rather was the result of the Reporting Person not being made aware of the ongoing reporting provisions set forth in Section 13 of the Exchange Act.

ITEM 1	(A).	NAME OF ISSUER

SiVault Systems, Inc.

ITEM 1	(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

SiVault Systems, Inc. 2665 N. First St., 3rd Floor San Jose, California 95134

ITEM 2	(A).	NAME OF PERSON FILING

This Statement is filed by Viaquo Corporation, a Delaware corporation.

ITEM 2	(B).	ADDRESS OF PRINCIPAL OFFICE

The address for Viaquo: Viaquo Corporation 2665 N. First St., 3rd Floor San Jose, California 95134

ITEM 2	(C)	CITIZENSHIP

Viaquo is a Delaware corporation.

ITEM 2	(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock CUSIP # 829896109

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of November 30, 2004:

(a) Amount beneficially owned: 3,050,000

(b) Percent of Class: 13.9%

(c) Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 3,050,000

(ii)Shared power to vote or to direct the vote: 0

(iii)Sole power to dispose or to direct the disposition of: 3,050,000

(iv)Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the certificate of incorporation of Viaquo, the stockholders may be deemed to have the right to receive dividends from, or proceeds from, the sale of shares of the issuer owned by Viaquo.

Sienna Limited Partnership III, L.P. owns 46% of the capital stock of Viaquo and is entitled to designate three of the seven members of Viaquo’s board of directors. Sienna Associates III, L.L.C. is the general partner of Sienna Limited Partnership III, L.P. Daniel Skaff is the managing member of Sienna Associates III, L.L.C. and Gil Amelio and Doug Edwards are members of Sienna Associates III, L.L.C. Each of Daniel Skaff, Gil Amelio and Doug Edwards are members of the board of directors of Viaquo.

Each of the above entities and individuals disclaims any beneficial ownership in the shares of SiVault Systems held by Viaquo except to the extent of their pecuniary interest therein.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005

VIAQUO CORPORATION	/s/ Franz Ressel
Signature
Franz Ressel
President and Chief Executive Officer